UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

Tarrant Apparel Group

(Name of the Issuer)

Tarrant Apparel Group

Sunrise Acquisition Company, LLC

Sunrise Merger Company

Gerard Guez

Todd Kay

Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

876289 10 9

(CUSIP Number of Class of Securities)

Patrick Chow

Chief Financial Officer, Assistant

Secretary and Vice President

Tarrant Apparel Group

801 South Figueroa Street, Suite 2500

Los Angeles, CA 90017

(323) 780-8250

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

John McIlvery, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Blvd., 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation(1)	$16,553,108	Amount of Filing Fee(2)	$924

(1)	For purposes of calculating the amount of the filing fee only.

(2)

The filing fee was determined based upon the sum of (A) 17,864,680 shares of Common Stock multiplied by $0.85 per share plus (B) $1,368,130 expected to be paid to holders of warrants in accordance with the terms of the warrant agreements. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying .00005580 by the sum of the preceding sentence.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$924

Form or Registration No.:	Schedule 14A – Proxy Statement

Filing Party:	Tarrant Apparel Group

Date Filed:	March 23, 2009 and July 7, 2009

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (i) Tarrant Apparel Group, Inc., a California corporation (the “Company”), the issuer of the common stock, no par value per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Sunrise Acquisition Company, LLC, a California limited liability company (“Parent”); (iii) Sunrise Merger Company, a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (iv) Gerard Guez, Interim Chief Executive Officer and Chairman of the board of directors of the Company (“Guez”); (v) Todd Kay, Vice Chairman of the board of directors of the Company (“Kay”); and (vi) Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (“Kay Living Trust” and together with Guez, Kay, the Company, Parent and Merger Sub, the “Filing Parties” and each a “Filing Party”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to this Schedule 13E-3.

Item 15. Additional Information.

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On August 20, 2009, at a special meeting of shareholders, the Company’s shareholders voted to approve the Agreement and Plan of Merger, dated as of February 26, 2009 and as amended on June 26, 2009 by and among the Company, Parent, Merger Sub, Guez and Kay.

On August 20, 2009, the Company filed an Agreement of Merger with the Secretary of State of the State of California, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent, which is privately owned by Guez, Kay and the Kay Living Trust. The Merger became effective after 1:00 p.m, Pacific Time, on Thursday, August 20, 2009, at which time (i) each outstanding share of the Company common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in treasury, shares owned by the Company’s subsidiaries, Parent and Merger Sub immediately prior to the effective time of the Merger (including shares contributed by Guez, Kay and the Kay Living Trust for equity interests in Parent) and shares held by shareholders who properly exercised dissenters’ rights under California law) was canceled and converted into the right to receive $0.85 in cash, and (ii) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company common stock will no longer be listed on any exchange, including the Nasdaq Global Market. The Company will file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission (the “SEC”) in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Letter to shareholders from Mitchal Simbal, Co-Chairman of the Special Committee, Joseph Mizrachi, Co Chairman of the Special Committee and Gerard Guez, Chairman of the board of directors and Interim Chief Executive Officer (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 7, 2009).

(a)(1)(ii)	Definitive Proxy Statement on Schedule 14A as filed with the SEC on July 7, 2009 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(iii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iv)	Press release issued by the Company on February 26, 2009 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 26, 2009).

Exhibit Number	Description
(a)(1)(v)	Press release issued by the Company on July 2, 2009 announcing the record date and meeting date for special meeting of shareholders (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 2, 2009).

(a)(1)(vi)	Letter to shareholders regarding reminder to vote on matters to be presented at the special meeting (incorporated by reference to the Schedule 14A filed by the Company with the SEC on July 22, 2009).

(a)(1)(vii)	Press release issued by the Company on August 20, 2009 announcing the results of the voting at the special meeting (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2009).

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated July 17, 2008.*

(c)(3)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated November 18, 2008.*

(c)(4)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated February 26, 2009.*

(d)(1)	Equity Rollover Agreement, dated February 26, 2009, by and among Tarrant Apparel Group, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 26, 2009).

(d)(2)	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company (incorporated here in by reference to the Schedule 13D filed by Gerard Guez and Todd Kay with the SEC on April 28, 2008).

(f)	Chapter 13 of the California Corporations Code (incorporated herein by reference to Annex C to the Proxy Statement).

(g)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and correct.

August 20, 2009

TARRANT APPAREL GROUP, a California corporation

By:	/s/ Patrick Chow
Name:	Patrick Chow
Title:	Chief Financial Officer, Assistant Secretary and Vice President

SUNRISE ACQUISITION COMPANY, LLC, a California limited liability company

By:	/s/ Gerard Guez
Name:	Gerard Guez
Title:	Co-Manager

By:	/s/ Todd Kay
Name:	Todd Kay
Title:	Co-Manager

SUNRISE MERGER COMPANY, a California corporation

By:	/s/ Gerard Guez
Name:	Gerard Guez
Title:	President

/s/ Gerard Guez
Gerard Guez

/s/ Todd Kay
Todd Kay

TODD KAY AND KIMBERLY SMITH KAY TRUSTEES KAY LIVING TRUST

By:	/s/ Todd Kay
Todd Kay, Trustee

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Letter to shareholders from Mitchell Simbal, Co-Chairman of the Special Committee, Joseph Mizrachi, Co Chairman of the Special Committee and Gerard Guez, Chairman of the board of directors and Interim Chief Executive Officer (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on July 7, 2009).

(a)(1)(ii)	Definitive Proxy Statement on Schedule 14A as filed with the SEC on July 7, 2009 (the “Proxy Statement”) (incorporated herein by reference).

(a)(1)(iii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(1)(iv)	Press release issued by the Company on February 26, 2009 announcing the signing of the Merger Agreement (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 26, 2009).

(a)(1)(v)	Press release issued by the Company on July 2, 2009 announcing the record date and meeting date for special meeting of shareholders (incorporated by reference to the Current Report on Form 8-K filed by the Company with the SEC on July 2, 2009).

(a)(1)(vi)	Letter to shareholders regarding reminder to vote on matters to be presented at the special meeting (incorporated by reference to the Schedule 14A filed by the Company with the SEC on July 22, 2009).

(a)(1)(vii)	Press release issued by the Company on August 20, 2009 announcing the results of the voting at the special meeting (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on August 20, 2009).

(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan Lokey”) to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B to the Proxy Statement).

(c)(2)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated July 17, 2008.*

(c)(3)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated November 18, 2008.*

(c)(4)	Presentation by Houlihan Lokey to the Special Committee of the board of directors of the Company, dated February 26, 2009.*

(d)(1)	Equity Rollover Agreement, dated February 26, 2009, by and among Tarrant Apparel Group, Sunrise Acquisition Company, LLC, Sunrise Merger Company, Gerard Guez, Todd Kay and Todd Kay and Kimberly Smith Kay Trustees Kay Living Trust (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on February 26, 2009).

(d)(2)	Co-Sale Letter Agreement, made and entered into as of June 16, 2006, among Gerald Guez, Todd Kay, Orpheus Holdings, LLC, North American Company for Life and Health Insurance and Midland National Life Insurance Company (incorporated here in by reference to the Schedule 13D filed by Gerard Guez and Todd Kay with the SEC on April 28, 2008).

(f)	Chapter 13 of the California Corporations Code (incorporated herein by reference to Annex C to the Proxy Statement).

(g)	None.

*	Previously filed.

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